FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 6, 2006 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: January 6, 2006	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED	Jan 05, 2006

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel: +886-2-8780-5489	email:	freddie_liu@aseglobal.com

ASE TEST LIMITED ANNOUNCES DECEMBER 2005 REVENUES

TAIPEI, TAIWAN, R.O.C JAN 05, 2006 – ASE Test Limited (NASDAQ: ASTSF) today announces that its unaudited consolidated December 2005 net revenues were US$43.6 million. Compared to prior periods, the December figure represents an increase of 7% sequentially and an increase of 8% year-over-year. On a quarterly basis, the Company’s 4th quarter revenues remained flat compared with previous quarter, and decreased by 15% year-over-year.

For the full year of 2005, the company’s net revenue decreased 22% compared with 2004. Excluding the Camera Module revenues, the Company’s IC packaging and test revenues in 2005 were $421 million, a decrease of 2% compared with $427 million in 2004.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

	December	November	December*	Sequential	YoY
(US$000)	2005	2005	2004	Change	Change

Net Revenues	43,555	40,858	40,299	7%	8%

* December 2004 revenues included ASE Malaysia's Camera Module revenues of US$8.5 million.

	4th quarter	3rd quarter*	4th quarter**	Sequential	YoY
(US$000)	2005	2005	2004	Change	Change

Net Revenues	124,641	124,545	147,423	0%	-15%

*The 3rd quarter of 2005 revenues included ASE Malaysia's Camera Module revenues of US$16.3 million.

**The 4th quarter of 2004 revenues included ASE Malaysia's Camera Module revenues of US$42.6 million.

	Full Year*	Full Year**	YoY
(US$000)	2005	2004	Change

Net Revenues	487,422	621,138	-22%

*The full year of 2005 revenues included ASE Malaysia's Camera Module revenues of US$66.5 million.

**The full year of 2004 revenues included ASE Malaysia's Camera Module revenues of US$193.4 million.